                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ____________ to ____________


     Commission file number 000-25287


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           TOWER FINANCIAL 401(k) PLAN



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Tower Financial Corporation
                              116 East Berry Street
                            Fort Wayne, Indiana 46802

                              REQUIRED INFORMATION


ITEM 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)  Financial Statements:

         Report of Independent Auditors

         Financial Statements:

                Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

                Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

                Notes to Financial Statements

(b)  Exhibits

     23 - Consent of Crowe, Chizek and Company LLP










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
                         REPORT OF INDEPENDENT AUDITORS


Plan Trustees
Tower Financial 401(k) Plan
Fort Wayne, Indiana

We have audited the accompanying statements of net assets available for benefits of the Tower Financial 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



                                         Crowe, Chizek and Company LLP

Fort Wayne, Indiana
May 17, 2002


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

                           TOWER FINANCIAL 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000


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                                                           2001           2000
                                                           ----           ----
ASSETS

     Investments, at fair value                          $607,676       $452,472
     Employer contribution receivable                       5,509             --
     Employee contribution receivable                       5,979          3,134
                                                         --------       --------

         Total assets                                     619,164        455,606

LIABILITIES

     Stock distribution payable                                --             29
     Other payables                                           246             --
                                                         --------       --------

         Total liabilities                                    246             29
                                                         --------       --------


NET ASSETS AVAILABLE FOR BENEFITS                        $618,918       $455,577
                                                         ========       ========










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                 See accompanying notes to financial statements.

                           TOWER FINANCIAL 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2001

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ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Investment income (loss)
         Net depreciation in fair value of investments (Note 4)       $ (63,194)
         Dividends                                                        7,637
                                                                      ---------
                                                                        (55,557)

      Contributions
         Participants                                                   169,070
         Employer                                                        61,374
                                                                      ---------
                                                                        230,444
                                                                      ---------
             Total additions                                            174,887

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid directly to participants or their beneficiaries      10,026
      Administrative expenses                                             1,520
                                                                      ---------
             Total deductions                                            11,546
                                                                      ---------

NET INCREASE                                                            163,341

Net assets available for benefits
      Beginning of year                                                 455,577
                                                                      ---------

      End of year                                                     $ 618,918
                                                                      =========







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                 See accompanying notes to financial statements.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


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NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the "Corporation") and its subsidiary, Tower Bank & Trust Company. An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of three months of service.

The Plan was adopted March 1, 1999. Effective July 1, 2000, the plan was amended and restated. The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts: Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation's contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Contributions: Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers eight funds as investment options for participants, one of which is invested in employer stock. Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation.

Retirement, Death and Disability: A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account. Distributions out of the funds are made in cash.

Loan Provisions: Participants may borrow from their fund accounts up to a maximum of $50,000. The loans are secured by the balance in the participant's account and bear reasonable interest rates.


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                                   (Continued)

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


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NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles, which significantly affect the determination of net assets and results of operations, are summarized below.

Accounting Method: The accounting practices and principles followed by the Plan and the methods of applying those principles conform to accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition: Investments are stated at fair value as determined by quoted market prices, if available. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments: In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year along with gains and losses on sales of investments are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. Unrealized appreciation (depreciation) for investments held as of the end of the current fiscal year is the difference between the current value of those investments and the value of those investments as of the end of the prior fiscal year or the purchase date for investments purchased during the year. The gain or loss on securities sold is the difference between the proceeds received and the fair value of the security at the end of the prior fiscal year or the purchase date for securities purchased during the year.

Administrative Expenses: All expenses of administration may be paid out of the Plan unless paid by the Corporation. Until paid, the expenses shall constitute a liability of the Plan.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of termination, participants will become 100 percent vested in their accounts.



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                                   (Continued)

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


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NOTE 4 - INVESTMENTS

The following presents investments at quoted market value.

                                                                             December 31,
                                                                        2001             2000
                                                                        ----             ----
     Mutual Funds
         Massachusetts Investors Trust,
           4,865 and 3,589 units, respectively*                     $     80,660    $     71,854
         MFS Bond Fund-A, 5,538 and
           4,553 units, respectively*                                     68,621          56,143
         MFS Emerging Growth Fund-A,
           2,816 and 1,775  units, respectively*                          93,559          79,464
         MFS Global Equity Fund-A,
           3,006 and 2,180  units, respectively*                          56,612          45,666
         MFS Strategic Growth Fund-A,
           8,409 and 5,937 units, respectively*                          167,934         158,234
         MFS Total Return Fund-A, 2,690 and
           1,176 units, respectively*                                     38,955          18,115
         MFS Money Market Fund-A, 5,384 and
           171 units, respectively                                         5,384             171
                                                                    ------------    ------------
                                                                         511,725         429,647
     Other Investments
         Cash                                                                 76              34
         Loan to participant                                               5,514           6,500
         Tower Financial Corporation common stock,
           7,587 and 2,209 shares, respectively*                          90,361          16,291
                                                                    ------------    ------------
                                                                          95,951          22,825
                                                                    ------------    ------------

                                                                    $    607,676    $    452,472
                                                                    ============    ============


     * Denotes investment that represents 5 percent or more of the Plan's net assets.



The following table presents the net depreciation (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2001.

      Mutual funds                                            $    (84,768)
      Tower Financial Corporation common stock                      21,574
                                                              ------------
                                                              $    (63,194)
                                                              ============

All of the Plan's investments are uninsured.
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                                   (Continued)

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


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NOTE 5 - PLAN AMENDMENTS

Effective July 1, 2000, the Plan was amended to allow for the purchase of Tower Financial Corporation common stock.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The employer paid for all professional services, except for stock transfer fees.

During 2001, the Plan purchased 5,767 shares of Tower Financial Corporation common stock at a cost ranging from $8.50 to $11.75 per share. The Plan sold 389 shares of Tower Financial Corporation common stock at a sales price ranging from $7.875 to $11.05 per share.

At December 31, 2001 and 2000, the Plan held the following party-in-interest investments (at quoted market value):

                                                                   December 31,
                                                              2001           2000
                                                              ----           ----
     Massachusetts Investor Trust, 4,865
       and 3,589 units, respectively                       $   80,660     $   71,854
     MFS Bond Fund-A, 5,538 and
       4,553 units, respectively                               68,621         56,143
     MFS Emerging Growth Fund-A,
       2,816 and 1,775 units, respectively                     93,559         79,464
     MFS Global Equity Fund-A, 3,006
       and 2,180 units, respectively                           56,612         45,666
     MFS Strategic Growth Fund-A,
       8,409 and 5,937 units, respectively                    167,934        158,234
     MFS Total Return Fund-A, 2,690
       and 1,176 units, respectively                           38,955         18,115
     MFS Money Market Fund-A, 5,384
       and 171 units, respectively                              5,384            171
     Tower Financial Corporation common
       stock, 7,587 and 2,209  shares, respectively            90,361         16,291


NOTE 7 - TAX STATUS

The Plan has applied for a determination letter from the Internal Revenue Service (IRS), but has not yet received a response from the IRS. Although the Plan has not yet received a favorable determination letter, the plan administrator believes the Plan is currently designed and operated in compliance with the applicable



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                                   (Continued)

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


--------------------------------------------------------------------------------


requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


NOTE 8 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were approximately $45,000 and $6,700 at December 31, 2001 and 2000.












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                                       10

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       TOWER FINANCIAL 401(k) Plan

                                       By:  Tower Financial 401(k) Plan Trustees


Dated: June 26, 2002                   /s/ Donald F. Schenkel
                                       -----------------------------------------
                                       Donald F. Schenkel, Trustee


Dated: June 26, 2002                   /s/ Kevin J. Himmelhaver
                                       -----------------------------------------
                                       Kevin J. Himmelhaver, Trustee


Dated: June 26, 2002                   /s/ Curtis A. Brown
                                       -----------------------------------------
                                       Curtis A. Brown, Trustee









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